SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2023

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160).

Trinity Biotech plc Announces Results of Annual General Meeting

At the recent Annual General Meeting of the Company shareholders approved the following resolutions (as more fully set out in the Notice of AGM dated September 4, 2023):

1.	To re-appoint Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

2.	To authorise the board of directors to fix the statutory auditors' remuneration.

4.	To elect Dr Andrew Omidvar as a director.

Resolution 3, which sought to re-elect Thomas Lindsay as a director (who retired at the Annual General Meeting) was not approved by the requisite majority of shareholders who voted.

After the AGM, the Board of Directors resolved to appoint Mr. Lindsay as a director of the Company on an interim basis until the next Annual General Meeting given, amongst other reasons, the obligation of the Company to maintain an independent audit committee, which is a role Mr. Lindsay fulfills.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Aris Kekedjian
Aris Kekedjian
Chairman

Date:  October 10, 2023